

June 6, 2011

Facsimile 401-849-0045
Mr. Patrick J. Spratt
Chief Financial and Accounting Officer
KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842

> **Re:** **KVH Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 0-28082**

Dear Mr. Spratt:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1. Please expand the last paragraph on page 41 to separately disclose the amount of cash and marketable securities held by foreign subsidiaries.

Notes to Consolidated Financial Statements

2. Please refer FASB ASC 805-10-50 and provide the required disclosure for your acquisition of Virtek Communications.

Form 10-Q for the quarterly period ended March 31, 2011

General

3. Tell us the dollar amount of potentially excess or obsolete inventory to which you were referring in your disclosure on page 19. Tell us why you have not reserved such inventory and what constitutes your inventory reduction and rebalancing efforts. Please expand your disclosure in future filings and provide us with your proposed disclosure.

4. Tell us about any guidance that you have received from the Department of Defense, any other government agency or any government contractors with which you contract regarding the funding status of current programs and purchases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

5. Tell us about and in future filings update the backlog information that you have provided in your Form 10-K. Please segregate orders between those that are firm and noncancellable and those that can be cancelled for the convenience of the customer.

Three Months Ended March 31, 2011 and 2010, page 14

6. Tell us and please quantify in future filings the declines in revenue, costs of sales and gross margin that you anticipate from reduced sales of certain products, including FOG, antenna for LiveTV, and marine and recreational vehicle satellite television products. Tell us how much revenue you recognized from LiveTV sales. Tell us if you have provided an inventory reserve for LiveTV products and, if not, why you have not provided a reserve.

7. Please tell us and quantify in future filing the expected future costs for the expansion into new coverage areas for your mini-VSAT Broadband service as mentioned on page 15.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director